UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Fluidigm Corporation

(Name of Issuer)

Common

(Title of Class of Securities)

34385P108

(CUSIP Number)

William Braverman ESQ,  Neuberger Berman Group LLC  1290 Avenue of the Americas  New York,  NY  10104  Phone : 212-476-9035

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,512,589

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,336,103

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,336,103

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.67%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Investment Advisers Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,459,561

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,283,075

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,283,075

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.60%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Investment Advisers LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,459,561

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,283,075

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,283,075

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.60%

14	TYPE OF REPORTING PERSON
IA

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Canada Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
53,028

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
53,028

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
53,028

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
.07%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NB Acquisitionco ULC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
53,028

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
53,028

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
53,028

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
.07%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Canada ULC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
53,028

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
53,028

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
53,028

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
.07%

14	TYPE OF REPORTING PERSON
IA

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Benjamin Nahum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
350,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
350,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
350,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
.46%

14	TYPE OF REPORTING PERSON
N/A

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Amit Solomon

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,260

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
9,260

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,260

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
.01%

14	TYPE OF REPORTING PERSON
N/A

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Rand Gesing

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
55,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
55,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
55,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
.07%

14	TYPE OF REPORTING PERSON
N/A

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Pong Chan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
.003%

14	TYPE OF REPORTING PERSON
N/A

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates is the common stock (the “Securities”) of Fluidigm Corp., a California corporation (the “Issuer”), having its principal place of business at 2 Tower Place, Suite 2000 South San Francisco, CA, 94080.

Item 2.	Identity and Background

(a)
This statement is being filed by the following persons: Neuberger Berman Group LLC (“NB Group”), Neuberger Berman Investment Advisers Holdings LLC (“NBIA Holdings”), Neuberger Berman Investment Advisers LLC (“NBIA”), Neuberger Berman Canada Holdings LLC (“NBCH”), NB Acquisitionco ULC (“NBAU”), Neuberger Berman Canada ULC (“NBCU”), Benjamin Nahum, Amit Solomon, Rand Gesing, and Pong Chan (NB Group, NBIA Holdings, NBIA, NBCH, NBAU, NBCU, Mr. Nahum, Mr. Solomon, Mr. Gesing, and Mr. Chan collectively the “Reporting Persons”). NBCH, NBAU, NBCU are included in this filing due to the common ownership with NBIA.

(b)
The business address for each of the Reporting Persons (except NBAU and NBCU) is 1290 Avenue of Americas, New York, New York 10104. The business address for NBAU and NBCU is 2 Bloor St East, Toronto, Ontario M4W 1A8, Canada. The business address for NBIA with respect to the matters relating to the Issuer and its Securities is 1290 Avenue of Americas, New York, NY 10104. The business address for NBCU with respect to the matters relating to the Issuer and its Securities is 2 Bloor St East, Toronto, Ontario M4W 1A8, Canada.

(c)
Each of NB Group, NBIA Holdings, NBIA, and NBCH is a Delaware limited liability company. NBAU and NBCU are each registered in British Columbia as an Unlimited Liability Company.

Each of Mr. Nahum and Mr. Solomon is a portfolio manager and managing director of NBIA. Each of Mr. Gesing and Mr. Chan are analysts on the portfolio team of Mr. Nahum and Mr. Solomon.

NB Group is the parent company of multiple subsidiaries engaged in the investment advisory business.

NBIA Holdings is a subsidiary of NB Group and the holding company of NBIA, and certain other subsidiaries engaged in the investment advisory business.

NBIA, is an investment adviser registered under the Investment Advisers Act of 1940 as amended (the “Advisers Act”). As a registered investment adviser (“RIA”), NBIA provides investment advisory services to institutions, endowments, employee benefit plans, foundations, private funds, offshore public funds (collectively, “Institutions”) and investment companies registered under the Investment Company Act of 1940, as amended (“Mutual Funds”). As an RIA, NBIA provides discretionary investment advisory services to private investors. NBIA may be deemed to beneficially own the Securities in their various fiduciary capacities by virtue of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934 as amended ("Exchange Act"). This report is not an admission that any of the Neuberger Berman entities is the beneficial owner of the Securities and each of Neuberger Berman Group, NBIA Holdings, and NBIA and certain affiliated persons disclaim beneficial ownership of the Securities held by them in their fiduciary capacity and covered by this statement pursuant to Exchange Act Rule 13d-4. The information required by instruction C to Schedule 13D with respect to the directors and executive officers of the Reporting Persons is set forth below.

NBCH is a subsidiary of NB Group and the holding company of NBAU. NBAU is a holding company of NBCU.

NBCU is an investment adviser registered under the Advisers Act. As an RIA, NBCU provides discretionary investment advisory services to its clients. NBCU may be deemed to beneficially own the Securities in its various fiduciary capacities by virtue of the provisions of Rule 13d-3 under the Exchange Act. This report is not an admission that any of the Neuberger Berman entities is the beneficial owner of the Securities and each of Neuberger Berman Group, NBCH, NBAU, NBCU and certain affiliated persons disclaim beneficial ownership of the Securities held by them in their fiduciary capacity and covered by this statement pursuant to Exchange Act Rule 13d-4. The information required by instruction C to Schedule 13D with respect to the directors and executive officers of the Reporting Persons is set forth below.

Neuberger Berman Group LLC

Directors
Joseph Amato
Sharon Bowen
Robert D’Alelio
Michele Docharty
Steven Kandarian
George Walker
Richard Worley

Executive Officers
George Walker, Chief Executive Officer
Joseph Amato, President
Andrew Komaroff, Executive Vice President and Chief Operating Officer
Heather Zuckerman, Executive Vice President, Chief of Staff and Secretary
William Arnold, Executive Vice President and Chief Financial Officer
Michael Chinni, Treasurer
Leo Anthony Viola, Controller

Neuberger Berman Investment Advisers LLC

Directors
Joseph Amato
Kenneth deRegt
Vanessa Rosenthal
Bradley Tank
Stephen Wright

Executive Officers
Joseph Amato, President –Equities and Chief Investment Officer – Equities
Bradley Tank, President- Fixed Income and Chief Investment Officer – Fixed Income
Lawrence Kohn, Chief Operating Officer –Private Asset Management and Managing Director
Kenneth deRegt, Chief Operating Officer – Fixed Income and Managing Director
Patrick Deaton – Chief Operating Officer – NBAIM and Managing Director
Vanessa Rosenthal – Chief Operating Officer – Institutional Equity and Multi-Asset
Brian Kerrane, Head of Mutual Fund Administration and Managing Director
Brad Cetron, Chief Compliance Officer, Head of Compliance and Managing Director
Michael Chinni, Treasurer and Senior Vice President
Leo Anthony Viola, Controller and Senior Vice President
Savonne Ferguson, Chief Compliance Officer – Mutual Funds and Senior Vice President
Leo Anthony Viola, Treasurer and Senior Vice President
Savonne Ferguson, Chief Compliance Officer – Mutual Funds and Senior Vice President

Neuberger Berman Canada ULC

Directors
Joseph Amato
Heather Zuckerman
Ray Carroll

Executive Officers
Ray Carroll, Chief Executive Officer
William Arnold, Chief Financial Officer
Leo Anthony Viola, Treasurer
Milca Beltre, Head of Tax
Linda Sharaby, Secretary
Monica Sherer, Assistant Secretary
Elvira Decaro, Assistant Secretary
Frank Maeba, Managing Director
Simon Griffiths, Managing Director
Gideon Schapiro, Managing Director
Ram Ramaswamy, Managing Director
Evgeny Dunaevsky, Senior Vice President
Viviana Beltrametti Walker, Senior Vice President and Chief Compliance Officer

(d)	None of the individuals referenced above have been convicted in a criminal proceeding in the past five years.

(e)
None of the individuals referenced above have been party to a civil proceeding or a judicial or administrative proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws in the past five years.

(f)	All of the individuals referenced above are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

NB Group, through its subsidiary registered investment advisers, NBIA and NBCU, used an aggregate of approximately $18,921,759.81 of funds provided through the accounts of certain investment advisory clients to purchase the Securities reported as beneficially owned in Item 5. Mr. Nahum, Mr. Solomon, Mr. Chan, and Mr. Gesing used approximately $1,592,217, $25,101, $10,265, and $305,537, respectively, of personal funds to purchase the Securities beneficially owned, as set forth in Item 5. Certain of the Securities owned by Mr. Nahum and Mr. Gesing were purchased through a margin account in the ordinary course of business.

Item 4.	Purpose of Transaction

NBIA, the registered investment adviser subsidiary of NB Group, purchased the Securities reported herein for investment purposes for the accounts of certain investment advisory clients. Accordingly, NB Group and NBIA previously filed a Schedule 13G with respect to the Securities. Their initial Schedule 13G filing was made on September 8, 2017 and was subsequently amended most recently on February 12, 2021.

Since NBIA’s initial purchase of the Securities, the Reporting Persons have continually reviewed the investment in the Issuer in light of the Issuer’s published financial results and disclosures, developments relating to the Issuer’s business and industry and other factors. In that connection, the Reporting Persons believe that the Issuer has significant potential for growth and share price improvement as a stand-alone publicly traded company.

On November 8, 2021, the Issuer announced that its Board of Directors is undertaking a review of various options to maximize stockholder value, including with regard to strategic alternatives, cost and capital structure, and operations and supply chain. In light of this announcement and Reporting Persons’ views regarding the Issuer’s significant potential as a stand-alone publicly traded company, the Reporting Persons intend to become actively engaged with the Issuer and are therefore filing this Schedule 13D, which supersedes the Schedule 13G, as amended, previously filed by NB Group and NBIA.

The activities that the Reporting Persons intend to engage in with respect to the Issuer include speaking with members of the Board of Directors and management of the Issuer, other stockholders and third parties regarding the Issuer’s business, the Issuer’s Board of Director’s review of alternatives, its capital raising alternatives and its corporate governance to gather information and share the Reporting Persons’ views on options potentially available to the Issuer and its Board of Directors to maximize stockholder value.

In that connection, the Reporting Persons may formulate plans or proposals with respect to the Issuer, its capital needs and its corporate governance, including plans or proposals relating to potential capital raising transactions (including transactions potentially involving the Reporting Persons and other stockholders of the Issuer), and other matters referred to in items (a) through (j) of Item 4 of Schedule 13D, either alone or with others, at any time.

In addition, the Reporting Persons may acquire additional securities of the Issuer or may determine to sell, or otherwise dispose of, all or some of the securities of the Issuer presently beneficially owned by the Reporting Persons, in the open market or in private transactions. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Securities, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decisions.

(a)	See above

(b)	See above

(c)	See above

(d)	See above

(e)	See above

(f)	See above

(g)	See above

(h)	See above

(i)	See above

(j)	See above

Item 5.	Interest in Securities of the Issuer

(a)
The aggregate number of Securities to which this Schedule 13D relates is 4,336,103 shares, representing 5.67% of the 76,485,632 common shares, as reported outstanding on November 8, 2021 in the Issuer’s most recent Form 10-Q for the fiscal quarter ended September 30, 2021. The Reporting Persons beneficially own the Securities as follows:

Common Shares / Percentage of Common Shares Outstanding

NBIA 4,283,075 / 5.60%
NBCU 53,028/ 0.07%

Ben Nahum 350,000 / .46%
Amit Solomon 9,260 / .01%
Rand Gesing 55,000 / .07%
Pong Chan 2000 / .003%

Due to NB Group’s and NBIA Holdings’ indirect and direct ownership of NBIA, each of NB Group and NBIA Holdings is deemed to beneficially own the Securities beneficially owned by NBIA. Due to NB Group's, NBCH's and NBAU’s indirect and direct ownership of NBCU, each of NB Group, NBCH, and NBAU is deemed to beneficially own the Securities beneficially owned by NBCU.

(b)
NBIA has been granted discretionary voting and dispositive power with respect to 3,459,561 of the Securities reported herein as being beneficially owned by it, and with respect to such Securities, NBIA shares voting and dispositive power with its clients in whose accounts the Securities are held. In addition, NBIA has been granted discretionary dispositive power, but not voting power, with respect to the remaining 823,514 of the Securities reported herein as beneficially owned by it. NBIA shares only dispositive power with the clients in whose accounts such Securities are held.

NBCU has been granted discretionary voting and dispositive power with respect to 53,028 of the Securities reported herein as being beneficially owned by it, and with respect to such Securities, NBCU shares voting and dispositive power with its clients in whose accounts the Securities are held.

(c)	The Reporting Persons effected the following transactions in the Securities during the past sixty days. Such transactions were effected in the open market. See Exhibit 2.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

The Joint Filing Agreement is attached hereto as Exhibit 1. List of Trades transacted in the Issuer’s Securities in the past sixty days in response to Item 5.c is attached hereto as Exhibit 2.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Neuberger Berman Group LLC

November 18, 2021	By:	/s/ Joseph Amato
President

Neuberger Berman Investment Advisers LLC

November 18, 2021	By:	/s/ Joseph Amato
President - Equities

Neuberger Berman Investment Advisers Holdings LLC

November 18, 2021	By:	/s/ Andrew Komaroff
President

Neuberger Berman Canada Holdings LLC

November 18, 2021	By:	/s/ Ray Carroll
Chief Executive Officer

NB Acquisitionco ULC

November 18, 2021	By:	/s/ Ray Carroll
Chief Executive Officer

Neuberger Berman Canada ULC

November 18, 2021	By:	/s/ Ray Carroll
Chief Executive Officer

Neuberger Berman Group LLC

November 18, 2021	By:	/s/ Benjamin Nahum
Managing Director

Neuberger Berman Group LLC

November 18, 2021	By:	/s/ Amit Solomon
Managing Director

Neuberger Berman Group LLC

November 18, 2021	By:	/s/ Rand Gesing
Senior Vice President

Neuberger Berman Group LLC

November 18, 2021	By:	/s/ Pong Chan
Senior Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)